Exhibit 99.1

AMEX:ROY	NR 08-05
TSX:IRC	March 10, 2008

INTERNATIONAL ROYALTY

REPORTS RECORD REVENUES OF

US$49.9 MILLION

DENVER, COLORADO – March 10, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company", or “IRC”) today reported its fourth quarter and fiscal 2007 financial results.  All figures are in United States dollars unless noted otherwise.

Financial Highlights

Revenues for 2007 increased 245% to $49.9 million, as compared to $20.3 million for 2006. Royalty revenues in the fourth quarter of 2007 were $12.7 million, compared to $9.5 million in the fourth quarter of 2006.

Cash flow from operations increased 677% to $26.5 million or $0.39 per share for 2007, as compared to $3.9 million or $0.07 per share in 2006.  For the fourth quarter of 2007, cash flow from operations was $7.4 million or $0.10 per share, compared to $5.7 million or $0.10 per share in the fourth quarter of 2006.

For all of 2007, earnings from operations were $19.1 million or $0.28 per share compared to $4.3 million or $0.07 per share in 2006. This represents an increase of 447%.  Earnings from operations for the fourth quarter of 2007 were  $3.0 million or $0.04 per share compared to $3.7 million or $0.06 per share in the fourth quarter of 2006.  The decrease during the fourth quarter of 2007 was related to a one time charge of $1.7 million related to the pursuit of a business opportunity, as well as an increase in royalty impairments of $0.7 million.

Net earnings during the fourth quarter of 2007 were $5.3 million or $0.07 per share compared to $3.0 or $0.05 in the fourth quarter of 2006.  The fourth quarter of 2007 was positively impacted by a future tax credit of $5.9 million during the quarter related to a reduction in income tax rates by the Canadian government and negatively impacted by a $2.6 million foreign currency loss.

Net earnings for 2007 were $11.2 million or $0.16 per share compared to $11.7 million or $0.20 per share in 2006.

Payable production from the Voisey’s Bay royalty was 33.8 million pounds of nickel, a record 42.2 million pounds of copper and 1.5 million pounds of cobalt in concentrate for the fourth quarter of 2007, compared to 27.9 million, 22.0 million and 0.8 million pounds, respectively, in the fourth quarter of 2006.

Business Development Activities

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp Royalties”) for $4.0 million in cash, including transaction costs.

On December 21, 2007, the Company agreed to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash ($61.7 with transaction costs), plus a potential contingency payment.  This transaction will close in two parts.  The acquisition of the eleven non-Australian royalties covered by the agreement closed on December 21, 2007.  On February 25, 2008 IRC received approval from the Australian Foreign Investment Review Board for the acquisition of the Australian royalties  (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) Completion of this transaction is expected to occur upon resolution of outstanding rights of first refusal.

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The project began production in the second quarter of 2007, but has experienced technical problems in reaching targeted output levels.  Resolution of these technical issues was stalled by on-going disputes between the former owners of Legacy.  To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project.  A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac and other products.

To enable the sale and new investment, the Company restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease.  Accordingly, on December 24, 2007, the Company and the Buyer completed a restructuring of its interest in Legacy, wherein the Company received the following:

•

$6.0 million in cash,

•

a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the manager, and

•

a residual net profits interest of 5.25% in the restructured Legacy project.

Developments on Existing Royalties

In the fourth quarter of 2007, Mercator Gold Plc began gold production at its Meekatharra operations in Western Australia at an initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a .045% net smelter return royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.

St. Barbara Limited also has announced the expected start of production at its Gwalia Deeps underground project at an initial annual rate of 100,000 ounces of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% net smelter return royalty on Gwalia Deeps.

In early 2009, production is expected to begin at Goldbelt Resources Ltd.’s (recently acquired by Wega Mining) Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter return royalty.

Summary of Financial Information:

($ thousands, except per share data)	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
Statement of Operations
Royalty revenues	$12,734	$9,527	$49,857	$20,346
Earnings from operations	2,973	3,653	19,126	4,277
Earnings (loss) before income taxes	(43)	3,691	9,664	2,622
Net earnings	5,275	2,955	11,233	11,678
Basic earnings per share:
Earnings from operations	$0.04	$0.06	$0.28	$0.07
Earnings (loss) before income taxes	$(0.00)	$0.06	$0.14	$0.05
Net earnings	$0.07	$0.05	$0.16	$0.20
Diluted earnings per share:
Earnings from operations	$0.04	$0.06	$0.27	$0.07
Earnings (loss) before income taxes	$(0.00)	$0.06	$0.14	$0.05
Net earnings	$0.07	$0.05	$0.16	$0.20
Statement of Cash Flows
Cash provided from operating activities	$7,396	$5,669	$26,531	$3,921
Basic cash flow per share	$0.10	$0.10	$0.39	$0.07
Diluted cash flow per share	$0.10	$0.10	$0.38	$0.07

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and Revenue
			Quarter Ended December 31,		Year Ended December 31,
Mine	Commodity	Royalty	2007	2006	2007	2006

Total Payable Metal Production (1)
Williams	Gold	0.25% NSR	43	64	209	253

Southern Cross	Gold	1.5% NSR	46	55	166	95

Voisey’s Bay	Nickel	2.7% NSR	33,763	27,866	127,918	67,073
	Copper	2.7% NSR	42,179	22,042	89,504	53,362
	Cobalt	2.7% NSR	1,540	810	5,521	2,504

Revenue (thousands)
Williams			$ 85	$ 98	$ 360	$ 386
Southern Cross			541	497	1,733	870
Voisey’s Bay			12,056	8,930	47,660	19,061
Other			52	2	104	29

			$12,734	$9,527	$49,857	$20,346

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.

Average metal prices realized
	Quarter Ended December 31,		Quarter Ended December 31,
	2007	2006	2007	2006
Gold, per ounce	$ 788	$ 607	$ 696	$ 611
Nickel, per pound (1)	13.87	13.65	16.63	11.62
Copper, per pound (1)	3.59	3.42	3.38	3.25
Cobalt, per pound (1)	32.59	16.46	28.10	15.32

(1)

Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

IRC invites you to participate in its conference call to discuss the year end results.

The Company will host this conference call Wednesday, March 12, 2008 at 1PM EDT, 11 AM MDT. To participate in the conference call, please dial (416) 644-3418 or toll free (800) 731-5319. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive: Please dial 877-289-8525, passcode 21264360#. The conference call will be replayed from Wednesday, March 12, 2008 3:00 PM EDT to Wednesday March 19, 2008 11:59 PM EDT.

The conference call will feature Mr. Douglas B. Silver, Chairman  & Chief Executive Officer, and Ray Jenner, Chief Financial Officer & Secretary.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 75 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, a 1.5% NSR on the Las Cruces copper project and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, including but not limited to, statements that describe IRC's expectations as to the closing of the acquisition of the Rio Tinto project, the resolution of technical issues and beginning of production for the Legacy project, royalty revenue from the Meekatharra project and the production start dates for the Gwalia Deeps and Belahouro projects on which IRC has royalties.  Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this release regarding royalty revenue, ongoing production and royalties, and the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.